UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 2 (Final))

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Suncoke Energy, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

86722A103
(CUSIP Number)

Matthew Mark
JET CAPITAL INVESTORS, L.P.
540 Madison Avenue, 17th Floor
New York, New York 10022.
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

            July 21, 2015
(Date of Event Which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d-1(f) or 13d-1(g), check the following box:  ☒

(Continued on following pages)
(Page 1 of 12 Pages)

CUSIP No. 86722A103	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Jet Capital Master Fund, LP
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
33-1220561

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	See Item 5

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,070,595

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
1,070,595

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,070,595

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 86722A103	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS Jet Capital Select Opportunities Master Fund, LP
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
98-1078078

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	See Item 5

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
183,763

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
183,763

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
183,763

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 86722A103	13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS The Jet Capital SRM Master Fund, LP
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
47-2559228

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	See Item 5

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
44,896

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
44,896

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,896

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 86722A103	13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS Jet Capital Investors, LP
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
03-0460065

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	See Item 5

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,759,188

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
1,759,188

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,759,188

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.7%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 86722A103	13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS Jet Capital Management, L.L.C.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
02-0610560

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	See Item 5

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,299,254

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
1,299,254

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,299,254

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.0%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 86722A103	13D	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS Alan Cooper
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	See Item 5

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
1,759,188

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
1,759,188

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,759,188

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.7%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 86722A103	13D	Page 8 of 12 Pages

1	NAMES OF REPORTING PERSONS Matthew Mark
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	See Item 5

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
1,759,188

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
1,759,188

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,759,188

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.7%

14	TYPE OF REPORTING PERSON
IN

Schedule 13D
Amendment No. 2 (Final)

This Amendment No. 2 (Final) to the Statement on Schedule 13D (the “Schedule 13D”) relating to the common stock, $0.01 par value (the “Common Stock”), of Suncoke Energy, Inc., a Delaware company (the “Company”) is being filed by Jet Capital Master Fund LP,  Jet Capital Select Opportunities Master Fund LP, Jet Capital SRM Master Fund, LP, Jet Capital Investors, LP, Jet Capital Management, L.L.C., Alan Cooper and Matthew Mark (the “Reporting Persons”).

Item 5.   Interest in Securities of the Issuer.

(a)           As of the date hereof, the Reporting Persons beneficially own an aggregate of  1,759,188 shares of Common Stock, representing approximately  2.7% of the outstanding Common Stock.1  Jet Master Fund beneficially owns  1,070,595 of such shares, representing approximately  1.6% of the Common Stock outstanding, Jet Select Master Fund beneficially owns  183,763 of such shares, representing approximately 0.3% of the Common Stock outstanding and Jet SRM Master Fund beneficially owns  44,896 of such shares, representing approximately  0.1% of the Common Stock outstanding.  A total of  459,934 shares, representing approximately  0.7% of the Common Stock outstanding, are held in the Managed Accounts.

(b)           By reason of its position as investment manager to the Master Funds and the Managed Accounts, Jet Investors may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by the Master Funds and the shares of Common Stock held in the Managed Accounts.  By reason of its position as the general partner of the Master Funds, Jet Management may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by the Master Funds.  By reason of their responsibility for the supervision and conduct of all investment activities of Jet Investors and Jet Management, Messrs. Cooper and Mark may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Jet Investors and Jet Management.

(c)           Except for the transactions set forth in Schedule II annexed hereto, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days.  All such transactions were effected in the open market.

(d)           Not applicable.

(e)                The Reporting Persons ceased to be beneficial owners of more than five percent of the outstanding common stock on July 21, 2015.  The Reporting Persons assume no obligation to further amend the Schedule 13D unless and until their beneficial ownership should exceed five percent of the outstanding Common Stock.

[1]	Based on 65,230,501 shares of common stock outstanding on April 24, 2015, as reported in the Company’s Quarterly Report on Form 10-Q for the quester ended March 31, 2015.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:   July 21, 2015

JET CAPITAL MASTER FUND, LP
By:	Jet Capital Management, L.L.C.

By:	/s/ Matthew Mark
Name:	Matthew Mark
Title:	Managing Member

JET CAPITAL SPECIAL OPPORTUNITIES MASTER FUND, LP
By:	Jet Capital Management, L.L.C.

By:	/s/ Matthew Mark
Name:	Matthew Mark
Title:	Managing Member

JET CAPITAL SRM MASTER FUND, LP
By:	Jet Capital Management, L.L.C.

By:	/s/ Matthew Mark
Name:	Matthew Mark
Title:	Managing Member

JET CAPITAL INVESTORS, LP
By:	Jet Capital G.P. L.L.C.

By:	/s/ Matthew Mark
Name:	Matthew Mark
Title:	Managing Member

JET CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Matthew Mark
Name:	Matthew Mark
Title:	Managing Member

Alan Cooper
/s/ Alan Cooper

Matthew Mark
/s/ Matthew Mark

SCHEDULE II

This schedule sets forth information with respect to each purchase of Common Stock that was effectuated by Jet Master Fund during the past 60 days.

Date	Number of Shares	Price Per Share	Cost

None

This schedule sets forth information with respect to each sale of Common Stock that was effectuated by Jet Master Fund during the past 60 days.

Date	Number of Shares	Price Per Share	Cost
6/17/2015	182,452	14.2822	$2,605,823
6/18/2015	60,818	14.5102	$882,483
7/10/2015	4,102	12.3249	$50,557
7/15/2015	121,715	11.8701	$1,444,767
7/21/2015	1,065,496	12.0703	$12,860,799

This schedule sets forth information with respect to each purchase of Common Stock that was effectuated by Jet Select Master Fund during the past 60 days.

Date	Number of Shares	Price Per Share	Cost

None

This schedule sets forth information with respect to each sale of Common Stock that was effectuated by Jet Select Master Fund during the past 60 days.

Date	Number of Shares	Price Per Share	Cost
6/17/2015	31,318	14.2822	$447,291
6/18/2015	10,439	14.5102	$151,472
7/10/2015	705	12.3249	$8,689
7/15/2015	20,892	11.8701	$247,990
7/21/2015	182,890	12.0703	$2,207,527

This schedule sets forth information with respect to each purchase of Common Stock that was effectuated by Jet SRM Master Fund during the past 60 days.

Date	Number of Shares	Price Per Share	Cost

None

This schedule sets forth information with respect to each sale of Common Stock that was effectuated by Jet SRM Master Fund during the past 60 days.

Date	Number of Shares	Price Per Share	Cost
6/17/2015	7,651	14.2822	$109,273
6/18/2015	2,550	14.5102	$37,001
7/10/2015	172	12.3249	$2,120
7/15/2015	5,104	11.8701	$60,585
7/21/2015	44,683	12.0703	$539,336

This schedule sets forth information with respect to each purchase of Common Stock that was effectuated in the Managed Accounts during the past 60 days.

Date	Number of Shares	Price Per Share	Cost

None

This schedule sets forth information with respect to each sale of Common Stock that was effectuated in the Managed Accounts during the past 60 days.

Date	Number of Shares	Price Per Share	Cost
6/17/2015	78,579	14.2822	$1,122,284
6/18/2015	26,193	14.5102	$380,067
7/10/2015	4,182	12.3624	$51,700
7/15/2015	52,289	11.8701	$620,675
7/21/2015	457,743	12.0703	$5,525,071